

Mail Stop 4720

November 2, 2016

Amit Muni
Chief Financial Officer
WisdomTree Investments, Inc.
245 Park Avenue, 35th Floor
New York, New York 10167

> **Re:** **WisdomTree Investments, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2016**
> **Filed May 9, 2016**
> **File No. 001-10932**

Dear Mr. Muni:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services